Filed pursuant to Rule 433
 February 23, 2006
 Relating to Preliminary Pricing Supplement No. 288 to
 Registration Statement No. 333-89136
 Dated September 17, 2003

ABN AMRO Bank N.V. Yield MagnetSM Notes
PRELIMINARY PRICING SHEET – FEBRUARY 21, 2006

Yield MagnetSM Notes
Coupon Linked to the Performance of 15 Stocks Selected From The Dow Jones Global Titans IndexSM
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Selling Agent:	LaSalle Broker Services Dealer Division, a Division of LaSalle Financial Services, Inc.
Offering:	Yield MagnetSM Notes due MARCH 15, 2011 (the “Securities”)
Denominations:	USD 1,000
Issue Size:
Issue Price:	100%
Redemption at Maturity:	At maturity, for each USD 1,000 principal amount of Securities, holders will receive a cash payment equal to USD 1,000.
Underlying Shares in the Basket (“Basket Stocks”):	Name	Ticker Symbol
American International Group, Inc.
BP plc
Cisco Systems Inc.
Citigroup Inc.
Dell Inc.
Exxon Mobil Corporation
General Electric Company
GlaxoSmithKline plc
Intel Corporation
Johnson & Johnson
Microsoft Corporation
Siemens AG
Toyota Motor Corporation
Vodafone Group plc
	Wal-Mart Stores Inc	AIG BP CSCO C DELL XOM GE GSK INTC JNJ MSFT SIE TM VOD WMT
Initial Fixed Coupon:	The interest rate on the Securities will initially be 5.50% per annum from the Settlement Date to but excluding March 15, 2007.
Variable Coupon:	From March 15, 2007 to but excluding the Maturity Date, the interest rate for a particular annual interest payment period will be variable and will be based on the value of the Basket Stocks. We will determine the variable interest rate payable for any annual interest payment period on the Determination Date relating to such annual interest payment period by (i) calculating the Percentage Price Change of each Basket Stock on the applicable Determination Date, (ii) adding the Percentage Price Change for each Basket Stock on such Determination Date and (iii) dividing that aggregate sum by 15; provided that if such quotient is less than 0%, the variable rate will be 0% and if such quotient is more than 8%, the variable rate will be 8%. However, the variable rate payable for each annual interest payment period after March 15, 2008 will in no event be less than the variable rate for the immediately preceding annual interest payment period, notwithstanding the amount determined according to the foregoing calculation.
Percentage Price Change:

The Percentage Price Change for each Basket Stock is the quotient obtained by the following formula:

                      (Determination Date Price - Initial Price)
                                                Initial Price

provided that, (i) if such Percentage Price Change is greater than 8%, the Percentage Price Change will be 8%, and (ii) if such Percentage Price Change is less than -12.5%, the Percentage Price Change will be -12.5%; and

provided, further, that, if the Percentage Price Change for any Basket Stock is determined to be 8% on any Determination Date, then the Percentage Price Change for such Basket Stock will be deemed to be equal to  8% on each subsequent Determination Date for each subsequent annual interest payment period, notwithstanding the percentage determined according to the foregoing calculation.

Upper Boundary:	8%
Lower Boundary:	-12.5%
Initial Price:	For each Basket Stock, the Initial Price will be the closing price per Underlying Share on the Trade Date, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Determination Date Price:	For each Basket Stock on each Determination Date, the closing price per Underlying Share on the applicable Determination Date.
Interest Payment Dates:	Each March 15th from and including March 15, 2007 to and including March 15, 2001
Determination Dates:	With respect to each annual interest payment period, the third scheduled trading day prior to the Interest Payment Date applicable to such annual interest payment period, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Tax Comparable Yield:	[__]%. The Securities will be treated as "contingent payment debt instruments" for U.S. federal tax purposes. As a result, if you are a U.S. taxable investor you will generally be required to accrue as ordinary income amounts based on the "comparable yield" of the Securities.
Ranking:	The Securities are unsecured, unsubordinated obligations of the Issuer.
CUSIP:	00079FPG1 ISIN: US00079FPG18
Trustee and Paying Agent:	JPMorgan Chase, NA
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	No sales into The Netherlands or to Dutch persons
Trade Date:	March 10, 2006, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	March 15, 2006
Maturity Date:	March 15, 2011

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are medium-term senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities provide for the payment at maturity of the principal amount of the Securities and pay interest based on a combination of fixed coupon payment and variable coupon payment during the term of the Securities. The variable coupon payments are determined based on the price performance during such period of a portfolio or “Basket” of Underlying Shares, which we refer to as the “Basket Stocks”.

What will I receive at maturity of the Securities?

     For each $1,000 principal amount of Securities, you are entitled to receive at maturity a cash payment equal to $1,000, plus accrued and unpaid interest.

What interest payments can I expect on the Securities?

     For the initial period specified on the cover of this preliminary pricing sheet, the Securities will pay a fixed coupon payment. Thereafter, coupon payments will vary based on the price performance of the Basket Stocks.

     The variable coupon will be calculated in each coupon period by determining the price return of each Basket Stock on the Determination Date as compared to that on the Trade Date and then determining the average price return across the Basket. The contribution of each Basket Stock to the average price return across the Basket can be no less than a predetermined lower boundary and no higher than a predetermined upper boundary.

     In addition, two “magnet features” act to lock in the appreciation of the Basket Stocks individually and in the aggregate. The first magnet feature locks in the performance of the individual Basket Stocks for each subsequent interest payment period during the term of the Securities if an individual Basket Stock reaches a predetermined maximum percentage price change during any interest payment period. In such case, we will use such predetermined maximum calculation for such Basket Stock in our determination of the variable rate for all subsequent interest payment periods.

     The second magnet feature locks in the maximum variable coupon. Specifically, after payment of the first variable coupon, the interest rate for any interest payment period will never be less than the interest rate paid for the immediately preceding interest payment period. This means that the interest rate will never decrease in subsequent interest payment periods after payment of the first variable coupon.

How is the variable interest rate calculated?

     The variable interest rate will be calculated on the applicable Determination Date as follows. First, we will determine for each Basket Stock the appreciation or depreciation of the closing price per share of such Basket Stock on such Determination Date as compared to the initial price per share of such Basket Stock on the Trade Date. This measurement yields a percentage change we refer to as the percentage price change. The percentage price change for any Basket Stock may never be greater than the predetermined percentage specified on the cover of this preliminary pricing sheet or less than a predetermined percentage specified on the cover of this preliminary pricing sheet, even if the actual appreciation or depreciation in the Basket Stock is greater or less than this percentage change. Second, we add together the percentage price change for each of the Basket Stocks, and divide that aggregate sum by the number of companies in the Basket.

     In addition, if the percentage price change for any Basket Stock in any interest payment period is determined on the applicable Determination Date to be equal to the predetermined upper boundary specified on the cover of this preliminary pricing sheet, then the percentage price change for such Basket Stock in each subsequent interest payment period will be equal to such upper boundary notwithstanding the actual percentage change in the value of the Basket Stock during such interest payment period. This means that once an individual Basket Stock reaches the predetermined maximum percentage price change, we will use such maximum calculation for such Basket Stock in our determination of the variable rate for all subsequent interest payment periods.

     For example, assume a five-year Yield Magnet Note with annual coupon payments, a fixed coupon payment of 5.25% for the first year, variable coupon payments in years two to five, an upper boundary of 8.00% and lower boundary of -12.50% . Given these assumptions, the variable coupon payment will never be more than 8.00% or less than 0% in any variable coupon period. In years two through five, the variable coupon will be determined on each Determination Date by averaging the performance of the individual Basket Stocks relative to their individual closing prices on the Trade Date. No Basket Stock may contribute more than an 8.00% positive return or less than a -12.50% negative return to the average return across the Basket.

     Moreover, if an individual Basket Stock has an 8.00% positive return on any Determination Date, the performance for such Basket Stock on each subsequent Determination Date will be “locked in” at 8.00% for each subsequent year when a variable coupon payment is calculated. Also, starting in year three, the annual variable coupon payment will be no lower than the prior year’s variable coupon payment.

     An interest payment period is a period from and including one Interest Payment Date to but excluding the next following Interest Payment Date during the term of the Securities, except that the first interest payment period will commence on and, and include, the Settlement Date and the final interest payment period will end on, but exclude, the Maturity Date.

     Because the variable interest rate is tied to the performance of the Basket Stocks, you are bearing the risk that the variable interest rate payable for any one or more of those interest payment periods could be as low as 0%. This could occur if the closing prices of the Basket Stocks, or, in some circumstances, the closing price of a single Basket Stock, decreases as compared to the initial price of such Basket Stock.

Will I get my principal back at maturity?

     Subject to the credit of ABN AMRO Bank N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the Bank’s obligations under the Securities, you will receive your principal back at maturity of the Securities. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of your full principal amount. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Is there a limit on how much interest I can earn over the term of the Securities?

     Yes. Assume the same numerical example as above. The interest payment during the first year of the life of the Securities is 5.25% per annum and the interest rate for each year thereafter will never exceed 8.00% and may be as low as 0%. As a result, you will never earn more than $372.50 in simple interest per $1,000 principal amount of Securities over the term of the Securities (which represents the fixed interest rate of 5.25% for the first year and the maximum variable rate of 8% for the remaining four years). You could earn as little as $52.50 in interest over this period (which represents the fixed interest rate of 5.25% for the first year and a variable rate of 0% for the remaining four years).

What are the Basket Stocks?

     The Basket Stocks are common stocks or ordinary shares of companies that we have selected. Because each issuer of the Basket Stocks has a security registered under the Securities Exchange Act of 1934, as amended, each of the issuers of the Basket Stocks is required periodically to file certain financial and other information specified by the Commission which is available to the public. You should read “Public Information Regarding the Basket Stocks” in the related Pricing Supplement to learn how to obtain public information regarding the issuers of the Basket Stocks and other important information.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Yield Magnet Notes to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities.

Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

The variable rate on the Securities for one or more of the variable coupon periods may be zero, which means that investors would not receive any interest on the notes for one or more of the variable coupon periods. In addition, even if the overall value of the Underlying Shares increases during the term of the Securities, investors may not be entitled to receive coupon payments reflecting such increase for the following reasons:

First, the variable rate in any variable coupon period is capped at the upper boundary. The Underlying Shares might increase above such upper boundary but the variable coupon will not increase above such upper boundary. Thus investors may not participate in the entire price appreciation of the Underlying Shares in one or more variable coupon periods.

Second, notwithstanding the limitation on depreciation in each coupon period (reflected by the lower boundary), because of the averaging method of calculating the variable rate, increases in the price of one or more of the Underlying Shares in a coupon period may be offset (in some cases substantially or even wholly) by decreases or insufficient increases in one or more of the other Underlying Shares during such coupon period. This may decrease the overall variable coupon. There can be no assurance that individual stock prices on the portfolio stocks will move together.

Third, in each variable coupon period, increases in price of the Underlying Shares are measured as compared to the initial prices of the Underlying Shares on the day the Securities are priced, rather than as compared to the prices during or at a fixed point in the previous coupon period. This means that the variable rate for a variable coupon payment period might be 0%, even when there is a positive price increase as compared to the previous coupon period.

After the initial fixed coupon payment, investors may receive a small interest payment or no interest payment at all, and, accordingly, may not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

The initial coupon payment is fixed, so investors will not benefit from increases in the Underlying Shares during the initial coupon period.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the Underlying Shares, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

U.S. taxable investors will generally be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by ABN AMRO, which may be in excess of any actual interest payments made on the Securities in a particular taxable year. Further, the amount of income a U.S. taxable investor will be required to recognize each year will be adjusted to the extent the amount of the actual interest payments on the Securities differs from the projected amount payable in such year. In addition, any gain recognized upon a sale of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

This disclosure is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the federal tax treatment of the transaction. This tax disclosure was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Yield Magnet Notes, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

Yield Magnet Notes is a Service Mark of ABN AMRO Bank N.V.